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                                                                  Exhibit 99.A5C

                                                                   PRESS RELEASE

                                                                  MEDIA CONTACT:
                                                                Philippe Serenon
                                                               +33 1 42 91 52 91
                                                            Bureau Veritas, S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                 August 22, 2002


          BUREAU VERITAS BEGINS TENDER OFFER FOR U.S. LABORATORIES INC.

         NEW YORK, NY - Bureau Veritas, S.A. today commenced a cash offer to acquire all of the outstanding common shares of U.S. Laboratories Inc. (Nasdaq:
ULSB) at a price of $14.50 per share, net to the seller in cash. The tender offer is scheduled to expire at midnight, New York City time, on September 19, 2002, unless extended.

         The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson Shareholder Communications, Inc. at 800-840-6288.

         Bureau Veritas announced on August 9, 2002 that it had reached an agreement with U.S. Laboratories to acquire U.S. Laboratories in a cash tender offer for $14.50 per U.S. Laboratories share, or approximately $83 million, including transaction costs. Upon completion of the transaction, expected in late September 2002, U.S. Laboratories will become an indirect wholly owned subsidiary of Bureau Veritas.

         Lazard is the dealer manager for the offer and Alpine Fiduciary Services, Inc. is serving as the depositary for the offer.

         Bureau Veritas is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services. Bureau Veritas offers an extensive range of technical services and solutions through a network that covers 140 countries and includes 550 offices and laboratories worldwide. For more information of our services, see our Web site at bureauveritas.com.